Mail Stop 4561

      							September 30, 2005


Via U.S. Mail and Fax (415) 288-9590
Mr. Richard J. Wrensen
Executive Vice President and Chief Financial Officer
Capital Alliance Income Trust LTD., A Real Estate Investment Trust 100 Pine Street, Suite 2450
San Francisco, CA 94111


	RE:	Capital Alliance Income Trust LTD., A Real Estate
Investment Trust
      Form 10-KSB for the fiscal year ended December 31, 2004
		Filed April 15, 2005
		Form 10-KSB/A for the fiscal year ended December 31,
2004
		Filed April 20, 2005
Forms 10-QSB for the quarterly period ended March 31, 2005 and June
30, 2005
		File No. 1-12941


Dear Mr. Wrensen:

      We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Item 1. Description of Business

Mortgage Lending Business, page 5

1. Disclose the dollar amount and percentage of your mortgage portfolio that consists of non-amortizing loans and separately show the amounts and percentages for each sub category including
interest
only loans, optional principle payment loans (e.g. freedom loans), minimum payment loans etc. In addition disclose the dollar amount of interest added to principal balances for each loan sub category as well as the loan to value ratios for each sub category, if
applicable.   Further discuss the effect of these types of
products
on you overall loan to value ratios and the related risks. MD&A should also be revised to discuss these types of lending arrangements and the associated risks and effects on the financial statements.

Item 3. Legal Proceedings, page 11

2. Please tell us what there terms of the dismissal on March 3,
2005
were. Since no monetary payment was made by you or your subsidiary, explain to us how the plaintiff was satisfied.

Note 2 Summary of Significant Accounting Policies, page F-6

3. In light of the information on page 5 of Item 1, please tell us why you have not disclosed your accounting policies related to reverse repurchase agreements. Refer to SFAS 140.

4. In light of the information on page 8 of Item 1 regarding your servicing portfolio, please clarify why your financial statements do not reflect a servicing asset or liability and do not reflect servicing income. Clarify your accounting policies related to servicing revenues, expenses, assets and liabilities, as applicable.
Refer to paragraph 61 and following of SFAS 140.

5. For reverse repurchase agreements and servicing assets, tell us why you have not provided the disclosures required by paragraph 17 of
SFAS 140.


*    *    *    *

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that they have provided all information required under the Securities
Exchange
Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3780 with any questions.

							Sincerely,



							Linda van Doorn
							Senior Assistant Chief
Accountant


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Mr. Richard J. Wrensen
Capital Alliance Income Trust LTD., A Real Estate Investment Trust September 30, 2005
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